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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934

PACER INTERNATIONAL, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

69373H106

(CUSIP Number)

Becker Drapkin Management, L.P.
                                                                                            Attn:  Steven R. Becker
                                                                                            Attn:  Matthew A. Drapkin
500 Crescent Court
Suite 230
Dallas, Texas 75201
(214) 756-6016

With a copy to:

Richard J. Birns, Esq.
Boies, Schiller & Flexner LLP
575 Lexington Avenue, 7th Floor
New York, NY 10022
(212) 446-2300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 26, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 69373H106
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Becker Drapkin Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,389,191
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,389,191
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,389,191
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, PN

CUSIP No. 69373H106
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Becker Drapkin Partners (QP), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,283,561
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,283,561
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,283,561
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 69373H106
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF ABOVE PERSON. Becker Drapkin Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 197,421
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 197,421
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 197,421
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 69373H106
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF ABOVE PERSON. BD Partners VI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 851,018
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 851,018
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 851,018
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 69373H106
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF ABOVE PERSON. BD Partners VI SPV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 57,191
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 57,191
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,191
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 69373H106
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF ABOVE PERSON BC Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,389,191
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,389,191
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,389,191
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, OO

CUSIP No. 69373H106
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Steven R. Becker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,389,191
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,389,191
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,389,191
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 69373H106
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Matthew A. Drapkin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,389,191
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,389,191
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,389,191
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1.	Security and the Issuer

This statement on Schedule 13D (this “Statement”) relates to the shares of Common Stock, $0.01 par value (the “Common Stock”), of Pacer International, Inc., a Tennessee corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 6805 Perimeter Drive, Dublin, Ohio 43016.

Item 2.	Identity and Background

(a) This Statement is filed jointly on behalf of the following persons (collectively, the “Reporting Persons”):  Becker Drapkin Management, L.P., a Texas limited partnership (“BD Management”); Becker Drapkin Partners (QP), L.P., a Texas limited partnership (“Becker Drapkin QP”); Becker Drapkin Partners, L.P., a Texas limited partnership (“Becker Drapkin, L.P.”); BD Partners VI, L.P., a Texas limited partnership (“BD Partners VI”); BD Partners VI SPV, L.P., a Delaware limited partnership (“BD Partners VI SPV”); BC Advisors, LLC, a Texas limited liability company (“BCA”); Steven R. Becker (“Mr. Becker”); and Matthew A. Drapkin (“Mr. Drapkin”).  The Reporting Persons are filing this Statement jointly, and the agreement among the Reporting Persons to file jointly is attached hereto as Exhibit 1 and incorporated herein by reference (the “Joint Filing Agreement”).

Becker Drapkin QP, Becker Drapkin, L.P., BD Partners VI and BD Partners VI SPV are collectively referred to herein as the “Becker Drapkin Funds”.

Mr. Becker and Mr. Drapkin are the sole members of BCA, and BCA is the general partner of BD Management.  Mr. Becker and Mr. Drapkin are also limited partners of Becker Drapkin QP, Becker Drapkin, L.P., BD Partners VI and BD Management.  BD Management is the general partner of, and investment manager for, the Becker Drapkin Funds.

(b) The business address of the Reporting Persons is 500 Crescent Court, Suite 230, Dallas, Texas 75201.

(c) The present principal occupation of each of Mr. Becker and Mr. Drapkin is serving as the co-managing member of BCA.  The principal business of BCA is serving as the general partner of BD Management.  The principal business of BD Management is serving as the general partner of, and investment manager for, the Becker Drapkin Funds.  The principal business of each of the Becker Drapkin Funds is acquiring and holding securities for investment purposes.

(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Becker and Mr. Drapkin are citizens of the United States of America.  The place of organization of all other Reporting Persons is listed in paragraph (a) of this Item 2.

Item 3.	Source and Amount of Funds or other Consideration

The Reporting Persons expended an aggregate amount equal to $12,107,125.41 (including commissions) to purchase 2,389,191 shares of Common Stock.  Funds used to purchase reported securities held in the accounts of the Becker Drapkin Funds have come from working capital of the Becker Drapkin Funds, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.

Item 4.	Purpose of Transaction

(a)-(j) The Reporting Persons originally purchased the Common Stock based on their belief that the shares of Common Stock, when purchased, were undervalued and represented an attractive investment opportunity.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and in connection therewith, intend to discuss with the Issuer ways in which such undervaluation can be rectified.  The Reporting Persons also intend to engage the Issuer in discussions regarding the assets, business, strategy, financial condition and/or operations of the Issuer and how to maximize shareholder value.  Subject to applicable law and regulations, and, depending upon certain factors, including without limitation, general market and investment conditions, the financial performance and strategic direction of the Issuer, and the availability of shares of Common Stock at prices that would make the purchase of such shares desirable, the Reporting Persons may, among other things, increase their position in the Issuer through the purchase of shares of Common Stock on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons deem advisable.

In addition, the Reporting Persons may, from time to time and at any time, acquire other equity, debt, notes, instruments or other securities of the Issuer (collectively with the Common Stock, “Securities”) in the open market or otherwise.  The Reporting Persons reserve the right to dispose of any or all of their Securities in the open market or otherwise, at any time and from time to time, and to engage in any hedging or similar transactions with respect to the Securities.

In addition, based on the above discussions with the Issuer and subject to the factors described above, the Reporting Persons may have discussions with other stockholders and potential nominees to the Board; make proposals to the Issuer concerning changes to the strategy, capitalization, governance, ownership structure, operations, or Articles of Incorporation or Bylaws of the Issuer; or change their intention with respect to any and all matters referred to in this Item 4.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein.

Item 5.	Interest in Securities of the Issuer

(a), (b) The Reporting Persons may be deemed to beneficially own in the aggregate 2,389,191 shares of Common Stock.  Based upon a total of 35,316,374 outstanding shares of Common Stock, as reported in the Issuer’s quarterly report on Form 10-Q for the period ending March 31, 2013, the Reporting Persons’ shares represent approximately 6.765% of the outstanding shares of Common Stock.

Becker Drapkin QP owns 1,283,561 shares of Common Stock (the “Becker Drapkin QP Shares”), which represent approximately 3.634% of the outstanding shares of Common Stock.

Becker Drapkin, L.P. owns 197,421 shares of Common Stock (the “Becker Drapkin, L.P. Shares”), which represent approximately 0.559% of the outstanding shares of Common Stock.

BD Partners VI owns 851,018 shares of Common Stock (the “BD Partners VI Shares”), which represent approximately 2.410% of the outstanding shares of Common Stock.

BD Partners VI SPV owns 57,191 shares of Common Stock (the “BD Partners VI SPV Shares”), which represent approximately 0.162% of the outstanding shares of Common Stock.

The Becker Drapkin QP Shares, Becker Drapkin, L.P. Shares, BD Partners VI Shares and BD Partners VI SPV Shares are collectively referred to herein as the “Becker Drapkin Funds Shares”.

Becker Drapkin QP has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Becker Drapkin QP Shares.  Becker Drapkin QP disclaims beneficial ownership of the Becker Drapkin, L.P. Shares, BD Partners VI Shares and BD Partners VI SPV Shares.

Becker Drapkin, L.P. has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Becker Drapkin, L.P. Shares.  Becker Drapkin, L.P. disclaims beneficial ownership of the Becker Drapkin QP Shares, BD Partners VI Shares and BD Partners VI SPV Shares.

BD Partners VI has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the BD Partners VI Shares.  BD Partners VI disclaims beneficial ownership of the Becker Drapkin, L.P. Shares, Becker Drapkin QP Shares and BD Partners VI SPV Shares.

BD Partners VI SPV has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the BD Partners VI SPV Shares.  BD Partners VI SPV disclaims beneficial ownership of the Becker Drapkin, L.P. Shares, Becker Drapkin QP Shares and BD Partners VI Shares.

As general partner of each of the Becker Drapkin Funds, BD Management may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Becker Drapkin Funds Shares.  BD Management disclaims beneficial ownership of the Becker Drapkin Funds Shares.

As general partner of BD Management, BCA may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) any shares of Common Stock beneficially owned by BD Management.  BCA does not own any shares of Common Stock directly and disclaims beneficial ownership of any shares of Common Stock beneficially owned by BD Management.

As co-managing members of BCA, each of Mr. Becker and Mr. Drapkin may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) any shares of Common Stock beneficially owned by BCA.  Mr. Becker and Mr. Drapkin each disclaim beneficial ownership of any shares of Common Stock beneficially owned by BCA.

As of the date hereof, no Reporting Person owns any shares of Common Stock other than those set forth in this Item 5.

(c) The trading dates, number of shares of Common Stock purchased or sold, and the price per share of Common Stock for all transactions by the Reporting Persons in shares of Common Stock within the last 60 days, all of which were brokered transactions, are set forth below.

Name of Reporting Person	Date	Number of Shares Purchased (Sold)	Average Price per Share
Becker Drapkin, L.P.	03/13/2013	9,228	4.6250
Becker Drapkin, L.P.	03/13/2013	961	4.6278
Becker Drapkin, L.P.	03/14/2013	62	4.9450
Becker Drapkin, L.P.	03/14/2013	2,466	4.9278
Becker Drapkin, L.P.	03/14/2013	16,912	4.8678
Becker Drapkin, L.P.	03/18/2013	1,298	5.0800
Becker Drapkin, L.P.	03/18/2013	1,042	5.0427
Becker Drapkin, L.P.	03/18/2013	5,711	5.0563
Becker Drapkin, L.P.	03/19/2013	934	5.0801
Becker Drapkin, L.P.	03/19/2013	3,245	5.0900
Becker Drapkin, L.P.	03/21/2013	1,868	4.9889
Becker Drapkin, L.P.	03/21/2013	5,192	5.0300
Becker Drapkin, L.P.	03/22/2013	1,272	4.9900
Becker Drapkin, L.P.	03/26/2013	7,788	4.9643
Becker Drapkin, L.P.	03/27/2013	16,744	4.9522
Becker Drapkin, L.P.	03/28/2013	9,163	5.0178
Becker Drapkin, L.P.	04/01/2013	12,102	4.9738
Becker Drapkin, L.P.	04/02/2013	5,279	4.9949
Becker Drapkin, L.P.	04/02/2013	3,142	4.9998
Becker Drapkin, L.P.	04/03/2013	515	4.9998
Becker Drapkin, L.P.	04/03/2013	17,754	4.9687
Becker Drapkin, L.P.	04/09/2013	1,372	4.7877
Becker Drapkin, L.P.	04/09/2013	18,100	4.8265
Becker Drapkin, L.P.	04/12/2013	9,860	4.9334
Becker Drapkin, L.P.	04/15/2013	4,505	4.7167
Becker Drapkin, L.P.	04/15/2013	1,885	4.9050
Becker Drapkin, L.P.	04/16/2013	3,632	4.7531
Becker Drapkin, L.P.	04/16/2013	1,885	4.7950
Becker Drapkin, L.P.	04/17/2013	4,436	4.7554
Becker Drapkin, L.P.	04/26/2013	5,030	5.3200
Becker Drapkin, L.P.	04/26/2013	6,285	5.3500
Becker Drapkin, L.P.	04/26/2013	17,753	5.2956
Becker Drapkin QP	03/13/2013	61,872	4.6250
Becker Drapkin QP	03/13/2013	6,439	4.6278
Becker Drapkin QP	03/14/2013	417	4.9450
Becker Drapkin QP	03/14/2013	16,540	4.9278
Becker Drapkin QP	03/14/2013	113,388	4.8678
Becker Drapkin QP	03/18/2013	8,702	5.0800
Becker Drapkin QP	03/18/2013	6,991	5.0427
Becker Drapkin QP	03/18/2013	38,289	5.0563
Becker Drapkin QP	03/19/2013	6,266	5.0801
Becker Drapkin QP	03/19/2013	21,755	5.0900
Becker Drapkin QP	03/21/2013	12,524	4.9889
Becker Drapkin QP	03/21/2013	34,808	5.0300
Becker Drapkin QP	03/22/2013	8,528	4.9900
Becker Drapkin QP	03/26/2013	52,212	4.9643
Becker Drapkin QP	03/27/2013	112,256	4.9522
Becker Drapkin QP	03/28/2013	61,437	5.0178
Becker Drapkin QP	04/01/2013	84,178	4.9738
Becker Drapkin QP	04/02/2013	36,721	4.9949
Becker Drapkin QP	04/02/2013	21,858	4.9998
Becker Drapkin QP	04/03/2013	3,585	4.9998
Becker Drapkin QP	04/03/2013	123,488	4.9687
Becker Drapkin QP	04/09/2013	9,545	4.7877
Becker Drapkin QP	04/09/2013	125,900	4.8265
Becker Drapkin QP	04/15/2013	31,342	4.7167
Becker Drapkin QP	04/15/2013	13,115	4.9050
Becker Drapkin QP	04/16/2013	25,268	4.7531
Becker Drapkin QP	04/16/2013	13,115	4.7950
Becker Drapkin QP	04/17/2013	30,855	4.7554
Becker Drapkin QP	04/26/2013	34,970	5.3200
Becker Drapkin QP	04/26/2013	43,715	5.3500
Becker Drapkin QP	04/26/2013	123,482	5.2956
BD Partners VI	04/17/2013	43,000	4.7034
BD Partners VI	04/18/2013	28,000	4.8048
BD Partners VI	04/19/2013	100,000	4.8221
BD Partners VI	04/22/2013	157,100	4.7950
BD Partners VI	04/23/2013	12,697	4.9818
BD Partners VI	04/23/2013	21,500	4.9100
BD Partners VI	04/23/2013	34,425	4.9800
BD Partners VI	04/23/2013	13,000	5.0000
BD Partners VI	04/24/2013	11,200	4.9350
BD Partners VI	04/24/2013	65,000	4.9466
BD Partners VI	04/26/2013	296	5.2956
BD Partners VI	04/26/2013	10,600	5.4000
BD Partners VI	04/26/2013	270,000	5.4000
BD Partners VI	04/26/2013	10,000	5.3200
BD Partners VI	04/30/2013	25,000	5.6200
BD Partners VI	05/01/2013	20,000	5.6703
BD Partners VI	05/01/2013	19,200	5.6800
BD Partners VI	05/02/2013	10,000	5.6900
BD Partners VI SPV	05/06/2013	22,191	5.9381
BD Partners VI SPV	05/06/2013	35,000	5.9271

(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock set forth above.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On May 6, 2013, the Reporting Persons entered into the Joint Filing Agreement pursuant to which they agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer.  Such Joint Filing Agreement is attached hereto as Exhibit 1.

Except for the matters described herein, no Reporting Person has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1
Joint Filing Agreement, dated May 6, 2013, by and among Becker Drapkin Management, L.P.; Becker Drapkin Partners (QP), L.P.; Becker Drapkin Partners, L.P.; BD Partners VI, L.P.; BD Partners VI SPV, L.P.; BC Advisors, LLC; Steven R. Becker; and Matthew A. Drapkin

Exhibit 2	Power of Attorney dated March 16, 2013, signed by Steven R. Becker
Exhibit 3	Power of Attorney dated March 16, 2013, signed by Matthew A. Drapkin

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated:           May 6, 2013

BECKER DRAPKIN MANAGEMENT, L.P.

By:	BC Advisors, LLC, its general partner

	By:	/s/ Daniel A. Grossman
Name: Daniel A. Grossman
Title: Attorney-in-Fact

BECKER DRAPKIN PARTNERS (QP), L.P.

By:	Becker Drapkin Management, L.P., its general partner

	By:	BC Advisors, LLC, its general partner

		By:	/s/ Daniel A. Grossman
Name: Daniel A. Grossman
Title: Attorney-in-Fact

BECKER DRAPKIN PARTNERS, L.P.

By:	Becker Drapkin Management, L.P., its general partner

	By:	BC Advisors, LLC, its general partner

		By:	/s/ Daniel A. Grossman
Name: Daniel A. Grossman
Title: Attorney-in-Fact

BD PARTNERS VI, L.P.

By:	Becker Drapkin Management, L.P., its general partner

	By:	BC Advisors, LLC, its general partner

		By:	/s/ Daniel A. Grossman
Name: Daniel A. Grossman
Title: Attorney-in-Fact

BD PARTNERS VI SPV, L.P.

By:	Becker Drapkin Management, L.P., its general partner

	By:	BC Advisors, LLC, its general partner

		By:	/s/ Daniel A. Grossman
Name: Daniel A. Grossman
Title: Attorney-in-Fact

BC ADVISORS, LLC

By:	/s/ Daniel A. Grossman
Name: Daniel A. Grossman
Title: Attorney-in-Fact

STEVEN R. BECKER

By:	/s/ Daniel A. Grossman
Name: Daniel A. Grossman
Title: Attorney-in-Fact

MATTHEW A. DRAPKIN

By:	/s/ Daniel A. Grossman
Name: Daniel A. Grossman
Title: Attorney-in-Fact

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Pacer International, Inc., and that this Agreement be included as an Exhibit to such joint filing.

Each of the undersigned acknowledges that each shall be responsible for the timely filing of any statement (including amendments) on Schedule 13D, and for the completeness and accuracy of the information concerning him or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other persons making such filings, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: May 6, 2013

[Signature Page Follows]

BECKER DRAPKIN MANAGEMENT, L.P.

By:	BC Advisors, LLC, its general partner

	By:	/s/ Daniel A. Grossman
Name: Daniel A. Grossman
Title: Attorney-in-Fact

BECKER DRAPKIN PARTNERS (QP), L.P.

By:	Becker Drapkin Management, L.P., its general partner

	By:	BC Advisors, LLC, its general partner

		By:	/s/ Daniel A. Grossman
Name: Daniel A. Grossman
Title: Attorney-in-Fact

BECKER DRAPKIN PARTNERS, L.P.

By:	Becker Drapkin Management, L.P., its general partner

	By:	BC Advisors, LLC, its general partner

		By:	/s/ Daniel A. Grossman
Name: Daniel A. Grossman
Title: Attorney-in-Fact

BD PARTNERS VI, L.P.

By:	Becker Drapkin Management, L.P., its general partner

	By:	BC Advisors, LLC, its general partner

		By:	/s/ Daniel A. Grossman
Name: Daniel A. Grossman
Title: Attorney-in-Fact

BD PARTNERS VI SPV, L.P.

By:	Becker Drapkin Management, L.P., its general partner

	By:	BC Advisors, LLC, its general partner

		By:	/s/ Daniel A. Grossman
Name: Daniel A. Grossman
Title: Attorney-in-Fact

BC ADVISORS, LLC

By:	/s/ Daniel A. Grossman
Name: Daniel A. Grossman
Title: Attorney-in-Fact

STEVEN R. BECKER

By:	/s/ Daniel A. Grossman
Name: Daniel A. Grossman
Title: Attorney-in-Fact

MATTHEW A. DRAPKIN

By:	/s/ Daniel A. Grossman
Name: Daniel A. Grossman
Title: Attorney-in-Fact

Exhibit 2

Power of Attorney

March 16, 2013

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

This letter confirms that each and any of Richard J. Birns, Thomas X. Fritsch, Andrew S. McLelland, and Daniel A. Grossman is authorized and designated to sign all securities related filings with the Securities and Exchange Commission, including Forms 3, 4 and 5, on my behalf and on behalf of each entity for which I may sign such filings.  This authorization and designation shall be valid until either revoked in writing by the undersigned or until three years from the date of this letter.

Very truly yours,

/s/ Steven R. Becker
Steven R. Becker

Exhibit 3

Power of Attorney

March 16, 2013

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

This letter confirms that each and any of Richard J. Birns, Thomas X. Fritsch, Andrew S. McLelland, and Daniel A. Grossman is authorized and designated to sign all securities related filings with the Securities and Exchange Commission, including Forms 3, 4 and 5, on my behalf and on behalf of each entity for which I may sign such filings.  This authorization and designation shall be valid until either revoked in writing by the undersigned or until three years from the date of this letter.

Very truly yours,

/s/ Matthew A. Drapkin
Matthew A. Drapkin